Thomas E Ichim, Ph.D

A veteran of multiple startups, backed by a track record of taking technologies from concept to clinic, to exit, across a diverse set of biotechnology disciplines.

PROFESSIONAL EXPERIENCE:

2023-Present	Immorta Bio, President and Chief Scientific Officer
2020-Present	Venvalo Group, President and Chief Scientific Officer
2017-2020	SpinalCyte LLC; Chief Scientific Officer
2016-Present	Immune Advisors LLC; Founder, Chief Executive Officer
2014-2017	Batu Biologics; Founder, Chief Scientific Officer
2012-2015	Regen BioPharma; Founder, Chief Scientific Officer
2007-2013	Medistem Inc; President and Chief Executive Officer
2006-2009	OncoMune LLC; Founder, Chief Scientific Officer
2004-2007	bioRASI LLC; Founder
2004-Present	Vendevia Group; Managing Partner

MAJOR ACCOMPLISHMENTS/RESPONSIBILITIES:

At SpinalCyte/Fibrobiologics

- Wrote and prosecuted over 150 patents and patent applications.
- Wrote Investigational New Drug Application for first fibroblast based cell therapy for disc degenerative disease which was cleared by FDA.
- Rang opening bell and NASDAQ

At Venvalo Group

- Initiated, grew, and manages stock positions in 5 biotech companies
  - Batu Biologics, Cancer Vaccine Company; Raised $3.2 million, initiated clinical trials
  - Nobilis Therapeutics, Psychiatric Company; Raised $5,000,000, Harvard Licensed Drug, to enter clinic in Q3 2017
  - Creative Medical Technology Holdings; Entered clinical trials in 2017, publicly listed on NASDAQ (Ticker CELZ)
  - Therapeutics Solutions International (Ticker TSOI), cancer fighting nutritional supplements, issued patents, Phase III trial, 370 million valuatin.
  - Immunicom, private cancer immunotherapy company developing extracorporeal devices to remove tumor secreted blocking factors from circulation. Raised 23 million.
  - AngioStem, private stem cell company working in treatment of neonatal ischemia reperfusion
  - Viera BioSciences, private immunotherapy company using immune modulation for unmet medical needs.

At Medistem:

- Discovered a new stem cell that is economical to manufacture and is non-embryonic
- Obtained FDA approval for testing stem cell in patients (clinical trials)
- Recruited internationally-renowned doctors (Mike Murphy Indiana University, first to use stem cells for leg conditions in USA and Amit Patel University of Utah, first to use stem cells in human heart in world) to perform the trials
- Inventing 20 families of patents and patent applications in area of regenerative medicine
- Recruiting former CEO of Juvenile Diabetes Research Foundation, Alan Lewis, to become Medistem CEO
- Initiated and led collaborations with biotechnology companies (Benitec Biopharma, Cook Pharmica, Entest Biomedical, Orcrist Bio) leading to scientific publications and Federal SBIR grant
- Initiated and led collaborations with international universities including: University of Utah; University of California San Diego; Indiana University; National Institutes of Health; Central South University, Changsha, China; Regenerative Medicine and Cell Therapies Laboratory, CUCAIBA, Ministry of Health Argentina; University of Western Ontario; University of Alberta; Institute for Molecular Medicine; Karelian Research Center, Russian Academy of Sciences, Petrozavodsk, Russia;
- Recruited Medistem's Advisory Board including Dr. Hugh Taylor, Director of Reproductive Biology at Yale University, and Dr Gene Ray, founder and CEO of Titan which had a 2.6 Billion liquity event
- Published 67 peer reviewed scientific publications with Medistem
- Sold Company to NYSE Traded Company, Intrexon, for 26 Million Dollars

At Regen BioPharma:

- Assembled clinical development program with FDA application in preparation for treatment of aplastic anemia
- Invented 2 patents for treatment of bone marrow disorders
- One peer reviewed manuscript accepted for publication
- Obtained IND for treatment of Aplastic Anemia using Adipose Stem Cells

At OncoMune:

- Obtained issued patent # 8,263,571 covering means of treating cancer by blocking new cancer-causing gene
- Developed preclinical and clinical strategy, including 1 peer reviewed publication

At bioRASI:

- Designed and executed clinical trials for assessing efficacy of novel interventions in human subjects with specialization in stem cells/regenerative medicine
- Assisted clients in publishing and patenting data
- Obtained >$5 million in new contracts

At Vendevia:

- Performed scientific due diligence before investment/partnerships
- Designed scientific/clinical development plan for portfolio companies

- Worked with the Chief Scientific Officer to develop overall technology strategy for the fund
- Assisted in placing >$100 million in investments

EDUCATION:

1990	Canadian Securities Institute, Toronto, Canada Canadian Options and Derivatives License
1998	University of Waterloo, Waterloo, Ontario, Canada BSc in Biology
2003	University of Western Ontario, London, Ontario, Canada MSc Microbiology and Immunology
2005	Society of Clinical Research Associates, Chalfont, PA Certified Clinical Research Associate
2007	University of Sciences Arts and Technology, Olveston Monserrat Ph.D Immunology

SCIENTIFIC ADVISORY BOARDS:

Immunicom Inc, San Diego (2017-2020)
MyoStim Pacers, San Diego (2011-present)
Cromos Pharmaceuticals, Moscow (2010-present)
Orcrist Inc, Edmonton, Canada, Chairman (2008-2010)
Entest Bio, La Mesa, California (2010-2011)
Immunicom Inc, San Diego, California (2017-present)

BOARDS:

FAMovement (2017-present)
Batu Biologics, San Diego, CA (2014-2020)
Creative Medical Health, Phoenix Arizona (2011-present)
Creative Medical Technology Holdings (2013-2021)
Carbon Manna (2010-2011)
Riordan Clinic, Wichita, Kansas (2009-2013)
Medistem Inc (2008-2013)

SOCIETIES:

American Society for Transplantation (2002-2003)
Canadian Society for Immunology (2001-2003)
Biocom (2007)

PEER REVIEW AND JOURNAL ASSOCIATIONS:

Editor StemCellPatents.com (2007-2009)

Monitoring Editor for Journal of Translational Medicine (2009-present)

Editorial Board of Pharmaceutical Patent Analysis (2011-present)

Editorial Board for Stem Cells International (2015-present)

Reviewer for:
Cellular Immunology,
Journal of Translational Medicine,
Expert Opinion on Biological Therapy
Current Opinion on Molecular Therapeutics

HONORS AND AWARDS

2010 NIH Grant 1R43HL096213-01A1 Woods (PI), **Ichim Co-PI** $125,000
Therapeutic Angiogenesis by Universal Donor Endometrial Regenerative Cells
2008 Biomed Central Publication of the Year Award for 2007. ERC discovery paper chosen as top publication out of 200 journals.
2004 International Congress of Immunology, Travel Award
2003 American Society for Transplantation, Young Investigator Award
2001 Maclean's Magazine Honor Roll (*National Merit Award for Top Ten Canadians*; awarded for fundraising and scientific contributions to cancer research in Canada)
2001 University of Western Ontario, Department of Microbiology and Immunology, Special University Scholarship
2001 University of Western Ontario, Department of Microbiology and Immunology Graduate Student Travel Award

BOOKS AND BOOK CHAPTERS

BOOK: Wei-Ping Min, **Thomas Ichim**. RNA Interference: From Biology to Clinical Applications, Humana Press, 2010 - 450 pages

BOOK: Thomas Ichim, Christine Ichim. Immunological Control of Neoplasia. Rapoport Publishing, Ontario Canada, 1998 – 112 pages

PEER-REVIEWED PUBLICATIONS:

*Papers of Interest
** Papers of Outstanding Interest

1. Scarpone M, Kuebler D, Chambers A, De Filippo CM, Amatuzio M, **Ichim TE,** Patel AN, Caradonna E. Isolation of clinically relevant concentrations of bone marrow mesenchymal stem cells without centrifugation. J Transl Med. 2019 Jan 5;17(1):10.
Description of a point of care bone marrow concentrating device which does not require a centrifuge. This device is useful for orthopedic indications and procedures in which bone marrow can be used in the same day for regenerative purposes.

*2. Centeno C, Sheinkop M, Dodson E, Stemper I, Williams C, Hyzy M, **Ichim T**, Freeman M. A specific protocol of autologous bone marrow concentrate and platelet products versus exercise therapy for symptomatic knee osteoarthritis: a randomized controlled trial with 2 year follow-up. J Transl Med. 2018 Dec 13;16(1):355.
Clinical trial demonstrating efficacy of stimulating regenerative activities of bone marrow using platelet rich plasma.

3. Centeno C, Markle J, Dodson E, Stemper I, Williams C, Hyzy M, **Ichim T**, Freeman M. Symptomatic anterior cruciate ligament tears treated with percutaneous injection of autologous bone marrow concentrate and platelet products: a non-controlled registry study. J Transl Med. 2018 Sep 3;16(1):246
Bone marrow stem cell injection together with platelet rich plasma is effective at accelerating healing of ACL injuries.

4. Josephs SF, **Ichim TE,** Prince SM, Kesari S, Marincola FM, Escobedo AR, Jafri A. Unleashing endogenous TNF-alpha as a cancer immunotherapeutic. J Transl Med. 2018 Aug 31;16(1):242. *Review article describing rational of the Immunicom immunopheresis device. This device removes TNF-alpha soluble receptors and increases tumor immunity. With the help of Dr. Ichim the device is in clinical trials.*

5. **Ichim TE, Kesari S, Shafer K. Protection from chemotherapy- and antibiotic-mediated dysbiosis of the gut microbiota by a probiotic with digestive enzymes supplement. Oncotarget. 2018 Jul 20;9(56):30919-30935.
Study showing that probiotic mixture which is in commerce can protect against the adverse effects of chemotherapy.

6. Elabd C, **Ichim TE,** Miller K, Anneling A, Grinstein V, Vargas V, Silva FJ. Comparing atmospheric and hypoxic cultured mesenchymal stem cell transcriptome: implication for stem cell therapies targeting intervertebral discs. stem cell therapies targeting intervertebral discs. J Transl Med. 2018 Aug 10;16(1):222.
In vitro demonstration of the potency of hypoxia at activating stem cell activities.

7. **Ichim TE**, O'Heeron P, Kesari S. Ichim TE, O'Heeron P, Kesari S. Fibroblasts as a practical alternative to mesenchymal stem cells. J Transl Med. 2018 Jul 27;16(1):212.
First use of fibroblasts as an alternative to mesenchymal stem cells.

8. Li X, Lan X, Wang G, Liu Y, Zhao K, Lu SZ, Xu XX, Shi GG, Ye K, Zhang BR, Zhao YM, Han HQ, Du CG**, Ichim TE**, Wang H. Skin Allografting Activates Anti-tumor Immunity and Suppresses Growth of Colon Cancer in Mice. Transl Oncol. 2018 Aug;11(4):890-899. *Demonstration that breaking tolerance with allotransplantation can lead to antitumor immunity.*

9. Zhang Y, Fu J, Shi Y, Peng S, Cai Y, Zhan X, Song N, Liu Y, Wang Z, Yu Y, Wang Y, Shi Q, Fu Y, Yuan K, Zhou N, Joshi R, **Ichim TE**, Min W. A new cancer immunotherapy via simultaneous DC-mobilization and DC-targeted IDO gene silencing using an immune-stimulatory nanosystem. Int J Cancer. 2018 Oct 15;143(8):2039-2052.

Utilization of short interfering RNA for suppressing expression of the immune checkpoint gene IDO

10. Mikirova NA, Kesari S, **Ichim TE,** Riordan NH. Effect of Infla-Kine supplementation on the gene expression of inflammatory markers in peripheral mononuclear cells and on C-reactive protein in blood. J Transl Med. 2017 Oct 20;15(1):213. *Demonstration that a commercially available nutraceutical is useful in reducing inflammation.*

11. Centeno C, Markle J, Dodson E, Stemper I, Williams CJ, Hyzy M, **Ichim T**, Freeman M. Treatment of lumbar degenerative disc disease-associated radicular pain with culture-expanded autologous mesenchymal stem cells: a pilot study on safety and efficacy. J Transl Med. 2017 Sep 22;15(1):197. *One of the first clinical trials demonstrated efficacy of regenerating discs through administration of autologous bone marrow.*

12. Comella K, Blas JAP, **Ichim T**, Lopez J, Limon J, Moreno RC. Autologous Stromal Vascular Fraction in the Intravenous Treatment of End-Stage Chronic Obstructive Pulmonary Disease: A Phase I Trial of Safety and Tolerability. J Clin Med Res. 2017 Aug;9(8):701-708 *Clinical demonstration that autologous intravenous fat derived stem cells are useful in the treatment of COPD and rationale and mechanisms.*

13. Darinskas A, Paskevicius M, Apanavicius G, Vilkevicius G, Labanauskas L, **Ichim TE,** Rimdeika R. Stromal vascular fraction cells for the treatment of critical limb ischemia: a pilot study. J Transl Med. 2017 Jun 19;15(1):143. *Successful clinical trial showing that fat stem cells can prevent amputation in patients with limb ischemia.*

14. Bansal H, Comella K, Leon J, Verma P, Agrawal D, Koka P, **Ichim T**. Intra-articular injection in the knee of adipose derived stromal cells (stromal vascular fraction) and platelet rich plasma for osteoarthritis. J Transl Med. 2017 Jun 19;15(1):141 *Clinical trial showing efficacy of fat stem cells and platelet rich plasma for patients with osteoarthritis.*

15. Dobrovolsky A, **Ichim TE, Ma D, Kesari S, Bogin V. Xenon in the treatment of panic disorder: an open label study. J Transl Med. 2017 Jun 13;15(1):137. *First ever demonstration that the "inert" gas xenon decreases panic attacks in a clinical trial setting. This is the basis for the Company Nobilis Therapeutics.*

16. Tao Z, Li S, **Ichim TE,** Yang J, Riordan N, Yenugonda V, Babic I, Kesari S.Cellular immunotherapy of cancer: an overview and future directions. Immunotherapy. 2017 Jun;9(7):589-606. *Discussion of how immune system interacts with cancer and how this interaction may be modulated to increase survival of patients.*

17. Wagner SC, **Ichim TE,** Bogin V, Min WP, Silva F, Patel AN, Kesari S. Induction and characterization of anti-tumor endothelium immunity elicited by ValloVax therapeutic cancer vaccine. Oncotarget. 2017 Apr 25;8(17):28595-28613. *Detailed molecular and cellular analysis of our clinical-stage cancer anti-angiogenic immunotherapy ValloVax.*

18. Lu S, Shi G, Xu X, Wang G, Lan X, Sun P, Li X, Zhang B, Gu X, **Ichim TE,** Wang H. Human endometrial regenerative cells alleviate carbon tetrachloride-induced acute liver injury in mice. J Transl Med. 2016 Oct 22;14(1):300. *Animal model demonstrating that the cells discovered by Thomas Ichim, the ERC, are capable of inhibiting liver fibrosis.*

19. Elabd C, Centeno CJ, Schultz JR, Lutz G, **Ichim T**, Silva FJ. Intra-discal injection of autologous, hypoxic cultured bone marrow-derived mesenchymal stem cells in five patients with chronic lower back pain: a long-term safety and feasibility study. J Transl Med. 2016 Sep 1;14:253. *Clinical trial that was basis for FDA approval of Restorative Biotherapeutics to enter directly into Phase II. Demonstration of safety in patients with long term back pain and showing disc regeneration.*

20. **Ichim TE**, Patel AN, Shafer KA. Experimental support for the effects of a probiotic/digestive enzyme supplement on serum cholesterol concentrations and the intestinal microbiome. J Transl Med. 2016 Jun 22;14(1):184. *First demonstration of probiotics being able to reduce cholesterol in a controlled and quantifiable manner.*

21. Comella K, Parcero J, Bansal H, Perez J, Lopez J, Agrawal A, **Ichim T**.Effects of the intramyocardial implantation of stromal vascular fraction in patients with chronic ischemic cardiomyopathy. J Transl Med. 2016 Jun 2;14(1):158.
Clinical trial demonstrating long term safety and maintenance of cardiac improvement in patients with heart failure who received autologous adipose derived stem cells.

22. Wagner SC, Riordan NH, **Ichim TE,** Szymanski J, Ma H, Perez JA, Lopez J, Plata-Munoz JJ, Silva F, Patel AN, Kesari S. Safety of targeting tumor endothelial cell antigens. J Transl Med. 2016 Apr 12;14:90.
First clinical use of Batu Biologics' cancer targeting anti-angiogenic vaccine.

23. Wagner SC, **Ichim TE**, Ma H, Szymanski J, Perez JA, Lopez J, Bogin V, Patel AN, Marincola FM, Kesari S. Cancer anti-angiogenesis vaccines: Is the tumor vasculature antigenically unique? J Transl Med. 2015 Oct 29;13:340.
Collaboration with internationally renowned cancer immunologist Francesco Marincola laying out the fundamental differences between cancer associated blood vessels and healthy blood vessels.

24. Riordan NH, Madrigal M, Reneau J, de Cupeiro K, Jiménez N, Ruiz S, Sanchez N, **Ichim TE,** Silva F, Patel AN. Scalable efficient expansion of mesenchymal stem cells in xeno free media using commercially available reagents. J Transl Med. 2015 Jul 17;13:232.
This paper showed that a commercially available media that lacks fetal calf serum is almost as good as media with fetal calf serum for growing stem cells.

25. Ichim TE, Li S, Ma H, Yurova YV, Szymanski JS, Patel AN, Kesari S, Min WP, Wagner SC. Induction of tumor inhibitory anti-angiogenic response through immunization with interferon Gamma primed placental endothelial cells: ValloVax™. J Transl Med. 2015 Mar 14;13:90.
Demonstration of efficacy of ValloVax placental based antiangiogenic immunotherapy in several animal models of cancer

26. González MJ, Miranda-Massari JR, Duconge J, Allende-Vigo MZ, Jiménez-Ramírez FJ, Cintrón K, Rodríguez-Gómez JR, Rosario G, Ricart C, Santiago-Cornier JA, Zaragoza-Urdaz R, Vázquez A, Hickey S, Jabbar-Berdiel M, Riordan N, **Ichim T**, Santiago O, Alvarado G, Vora P. Metabolic correction: a functional biochemical mechanism against disease--Part 1: concept and historical background. P R Health Sci J. 2015 Mar;34(1):3-8.

27. Alexandrescu DT, Maslin B, Kauffman CL, **Ichim TE,** Dasanu CA. Malignant melanoma in pigmented skin: does the current interventional model fit a different clinical, histologic, and molecular entity? Dermatol Surg. 2013 Sep;39(9):1291-303.

28. **Ichim TE,** Warbington T, Cristea O, Chin JL, Patel AN. Intracavernous administration of bone marrow mononuclear cells: a new method of treating erectile dysfunction? J Transl Med. 2013 Jun 9;11:139.
First use of autologous bone marrow in the penis for treatment of erectile dysfunction.

29. Bockeria L, Bogin V, Bockeria O, Le T, Alekyan B, Woods EJ, Brown AA, Ichim TE, Patel AN. Endometrial regenerative cells for treatment of heart failure: a new stem cell enters the clinic. J Transl Med. 2013 Mar 5;11:56.
Demonstration of safety using stem cells administered directly into heart using novel procedure.

30. Maslin B, Alexandrescu DT, **Ichim TE,** Dasanu CA. Newer developments in the immunotherapy of malignant melanoma. J Oncol Pharm Pract. 2014 Feb;20(1):3-10.

31. Dasanu CA, Ichim TE, Alexandrescu DT. Muehrcke's lines (Leukonychia striata) due to transretinoic acid therapy for acute promyelocytic leukemia. J Oncol Pharm Pract. 2013 Dec;19(4):377-9

32. Mizer JC, **Ichim TE**, Alexandrescu DT, Dasanu CA, Ramos F, Turner A, Woods EJ, Bogin V, Murphy MP, Koos D, Patel AN. Exogenous endothelial cells as accelerators of hematopoietic reconstitution. J Transl Med. 2012 Nov 21;10(1):231.
Scientific basis for a new drug being developed by Regen BioPharma and invented by Thomas Ichim. Collaboration with Cook Biotechnology, Indiana University, University of Utah, and Medistem. The drug involves using blood vessel cells to stimulate bone marrow stem cells.

33.*Wang H, Jin P, Sabatino M, Ren J, Civini S, Bogin V, **Ichim TE**, Stroncek DF. Comparison of endometrial regenerative cells and bone marrow stromal cells. J Transl Med. 2012 Oct 5;10(1):207.
Publication with NIH demonstrating the stem cells we discovered, the ERC, possess a superior genetic profile for stimulation of new blood vessel formation.

34. Jiang N, Zhang X, Zheng X, Chen D, Siu K, Wang H, **Ichim TE**, Quan D, McAlister V, Chen G, Min WP. A Novel In Vivo siRNA Delivery System Specifically Targeting Liver Cells for Protection of ConA-Induced Fulminant Hepatitis. PLoS One. 2012;7(9):e44138.
Collaboration with Wei-Ping Min demonstrating cure of a mouse model of hepatitis using our patent-pending siRNA technology.

35. Zheng X, Koropatnick J, Chen D, Velenosi T, Ling H, Zhang X, Jiang N, Navarro B, **Ichim TE**, Urquhart B, Min WP. Silencing IDO in dendritic cells: A novel approach to enhance cancer immunotherapy in a murine breast cancer model. Int J Cancer. 2012 Jul 2.
We used the immune system to cause reduction of tumors in mice using our patent pending siRNA approach.

36. Zhang X, Beduhn M, Zheng X, Lian D, Chen D, Li R, Siu LK, Marleau A, French PW, **Ichim TE**, Min WP. Induction of Alloimmune Tolerance in Heart Transplantation Through Gene Silencing of TLR Adaptors. Am J Transplant. 2012 Oct;12(10):2675-88.
In collaboration with Benitec BioPharma and University of Western Ontario, we demonstrated that silencing specific genes associated with innate immune response prevents rejection of transplanted hearts.

37. Gonzalez MJ, Miranda Massari JR, Duconge J, Riordan NH, **Ichim T**, Quintero-Del-Rio AI, Ortiz N. The bio-energetic theory of carcinogenesis. Med Hypotheses. 2012 Oct;79(4):433-9.
Paper proposing differences in mitochondrial energy are responsible for specific properties of cancer cells.

38. Ma W, Chen M, Kaushal S, McElroy M, Zhang Y, Ozkan C, Bouvet M, Kruse C, Grotjahn D, **Ichim T**, Minev B. PLGA nanoparticle-mediated delivery of tumor antigenic peptides elicits effective immune responses. Int J Nanomedicine. 2012;7:1475-87. Epub 2012 Mar 15.
Effective use of nanotechnology to induce activation of immune response to kill cancer, in collaboration with University of California San Diego.

39. **Ichim T**, Riordan NH, Stroncek DF. The King is Dead, Long Live the King: Entering A New Era of Stem Cell Research and Clinical Development.. J Transl Med. 2011 Dec 20;9:218.
This is an editorial written in collaboration with Dr. David Stroncek from the NIH discussing implications of Geron's exit from the embryonic stem cell field.

40. Alexandrescu DT, **Ichim TE**, Riordan NH, Marincola FM, Dasanu CA. IFN-conditioned dendritic cells for the therapy of melanoma: what is missing J Immunother. 2011 Oct;34(8):607-609.
The utilization of interferon alpha, an FDA approved immune modulator for increasing anticancer efficacy of a bone marrow derived cell therapy for melanoma. The paper was written in collaboration with Dr. Francisco Marincola of the NIH.

41. Jiang N, Zhang X, Zheng X, Chen D, Zhang Y, Siu LK, Xin HB, Li R, Zhao H, Riordan N, **Ichim TE**, Quan D, Jevnikar AM, Chen G, Min W. Targeted gene silencing of TLR4 using liposomal nanoparticles for preventing liver ischemia reperfusion injury. Am J Transplant. 2011 Sep;11(9):1835-44.
In collaboration with the University of Western Ontario, Medistem demonstrated that tissue-specific delivery of siRNA to liver cells was possible. Furthermore, the siRNA was shown to inhibit liver injury caused by temporary ischemia, which is a common occurrence in organ transplantation.

42. Dasanu CA, Bauer F, **Ichim TE**, Vyas D, Ek K, Alexandrescu DT. Rapidly Fatal Acute ATLL Emerging After Methotrexate Therapy for Disseminated Psoriasis.. Clin Lymphoma Myeloma Leuk. 2012 Feb;12(1):76-8.
Medistem was invited to assist in writing this case report of a patient who underwent an unexpected reaction to the drug methotrexate, which modulates the bone marrow stem cell compartment.

43. Mansilla E, Díaz Aquino V, Zambón D, Marin GH, Mártire K, Roque G, **Ichim T,** Riordan NH, Patel A, Sturla F, Larsen G, Spretz R, Núñez L, Soratti C, Ibar R, van Leeuwen M, Tau JM, Drago H, Maceira A. Could metabolic syndrome, lipodystrophy, and aging be mesenchymal stem cell exhaustion syndromes? Stem Cells Int. 2011;2011:943216. Epub 2011 Jun 13.
In collaboration with the Argentinean Ministry of Health, the concept was developed that mesenchymal stem cells, particularly Medistem's Endometrial Regenerative Cells, may be useful in the treatment of "stem cell exhaustion", which is one of the characteristics of aging.

44. Yang WZ, Zhang Y, Wu F, Zhang M, Cho SC, Li CZ, Li SH, Shu GJ, Sheng YX, Zhao N, Tang Y, Jiang S, Jiang S, Gandjian M, **Ichim TE**, Hu X. Human umbilical cord blood-derived mononuclear cell transplantation: case series of 30 subjects with hereditary ataxia. J Transl Med. 2011 May 16;9:65.
Medistem was the first to file intellectual property on the non-matched use of cord blood cells for treatment of non-hematopoietic conditions. In this publication, Medistem collaborated with the Chinese stem cell company Beike and demonstrated safety and preliminary signals of efficacy in the use of cord blood stem cells for treatment of hereditary ataxia.

45. ***Ichim TE**, Minev B, Braciak T, Luna B, Hunninghake R, Mikirova NA, Jackson JA, Gonzalez MJ, Miranda-Massari JR, Alexandrescu DT, Dasanu CA, Bogin V, Ancans J, Stevens RB, Markosian B, Koropatnick J, Chen CS, Riordan NH. Intravenous ascorbic acid to prevent and treat cancer-associated sepsis? J Transl Med. 2011 Mar 4;9:25.
Stem cell therapy can be optimized by balancing various physiological factors, such as controlling oxidative stress. Medistem has intellectual property filed on using intravenous ascorbic acid together with autologous and allogeneic stem cells for optimization of therapeutic activity. In this paper, Medistem, together with international cancer experts, discuss the possibility of utilizing intravenous ascorbic acid to treat patients that have sepsis associated with end stage cancer.

46. Dasanu CA, Clark BA 3rd, **Ichim TE**, Alexandrescu DT. Polycystic ovary syndrome: focus on platelets and prothrombotic risk. South Med J. 2011 Mar;104(3):174-8.
This collaborative paper described a cohort of patients with polycystic ovary disease which possessed excess platelets. The interesting finding was that the platelet abnormality was not associated with classical mediators of increased thrombosis such as C reactive protein. These findings suggest a possible new means by which polycystic ovary disease affects the blood making bone marrow stem cells.

47. Alexandrescu DT, Riordan NH, **Ichim TE**, Kauffman CL, Kabigting F, Dutton CT, Dasanu CA. On the missing link between inflammation and cancer. Dermatol Online J. 2011 Jan 15;17(1):10.

Mesenchymal stem cells, such as the ERC, are known to inhibit inflammation. In paper, various clinical disorders, particularly in the area of dermatology, are assessed for causing a predisposition to cancer. Molecular mechanisms implicated in inflammation driven carcinogenesis are discussed. Possible therapeutic means and patentable targets were derived from this research.

48. Alexandrescu DT, Kauffman CL, **Ichim TE,** Riordan NH, Kabigting F, Dasanu CA. Cutaneous sarcoidosis and malignancy: An association between sarcoidosis with skin manifestations and systemic neoplasia. Dermatol Online J. 2011 Jan 15;17(1):2.
Continuing on the theme of inflammation and cancer, in this study, we examined patients with the inflammatory condition sarcoidosis and assess incidence of cancer. It appeared both from the patient cohort examined by us, as well as cases in the literature, that a link exists between this condition and neoplasia. These data are important for us to identify links between the two and to possibly leverage the anti-inflammatory nature of our stem cells.

49. Mansilla E, Spretz R, Larsen G, Nuñez L, Drago H, Sturla F, Marin GH, Roque G, Martire K, Díaz Aquino V, Bossi S, Gardiner C, Lamonega R, Lauzada N, Cordone J, Raimondi JC, Tau JM, Biasi NR, Marini JE, Patel AN, **Ichim TE,** Riordan N, Maceira A. Outstanding survival and regeneration process by the use of intelligent acellular dermal matrices and mesenchymal stem cells in a burn pig model. Transplant Proc. 2010 Dec;42(10):4275-8.
In this paper we collaborated with the Argentinean Ministry of Health, as well as Dr. Amit Patel, from University of Utah, in demonstrating preclinical efficacy of bone marrow stem cells in the treatment of burn injury in a large animal model (pig). The clinical procedures developed in this large animal model serve as a foundation for possible entry of ERC into this space.

50. McKnight AL, Minkoff LA, Sutton DL, Thomsen BV, Habecker PL, Sweeney RW, Smith G, Dasanu CA, **Ichim TE**, Alexandrescu DT, Stutman JM Generalized cerebral atrophy seen on MRI in a naturally exposed animal model for Creutzfeldt-Jakob disease. . J Transl Med. 2010 Nov 26;8:125.
This paper was a collaborative effort in which a novel means of assessing brain degeneration in a non-invasive manner in a large animal model. These test systems will be used for quantifying effects of stem cells in neurodegenerative diseases such as multiple sclerosis.

51. ****Ichim TE**, Solano F, Lara F, Paris E, Ugalde F, Rodriguez JP, Minev B, Bogin V, Ramos F, Woods EJ, Murphy MP, Patel AN, Harman RJ, Riordan NH. Feasibility of combination allogeneic stem cell therapy for spinal cord injury: a case report. Int Arch Med. 2010 Nov 11;3:30.
A patient with spinal cord injury was treated with adult universal donor stem cells intravenously and underwent a profound recovery including regaining walking, bladder and sexual activity. The paper was co-written with scientists from the University of California San Diego, Indiana University, University of Utah and Vet-Stem.

52. ***Ichim TE,** Zhong Z, Mikirova NA, Jackson JA, Hunninghake R, Mansilla E, Marín G, Núñez L, Patel AN, Angle N, Murphy MP, Dasanu CA, Alexandrescu DT, Bogin V, Riordan NH. Circulating endothelial progenitor cells and erectile dysfunction: possibility of nutritional intervention? Panminerva Med. 2010 Jun;52(2 Suppl 1):75-80.

Medistem collaborated with Aidan Products on demonstrating that various nutritional supplements can augment stem cells that are already existing in patients. The importance of this study is that it provides means of increasing efficacy of stem cell interventions by modulating what dietary intake patients have. It also opens up the possibility for patenting "adjuvant products" for optimization of stem cell therapy. Specific emphasis is made on stimulating endothelial function in patients with erectile dysfunction.

53. Yang WZ, Zhang Y, Wu F, Min WP, Minev B, Zhang M, Luo XL, Ramos F, **Ichim TE**, Riordan NH, Hu X. Safety evaluation of allogeneic umbilical cord blood mononuclear cell therapy for degenerative conditions. J Transl Med. 2010 Aug 3;8:75.
Medistem collaborated with the Chinese stem cell company Beike Biotechnology to analyze data of patients who received non-matched cord blood stem cells for non-hematopoietic disorders. This approach is subject to a patent application the company filed.

54. Li J, Gong Q, Zhong S, Wang L, Guo H, Xiang Y, **Ichim TE**, Wang CY, Chen S, Gong F, Chen G. Neutralization of the extracellular HMGB1 released by ischaemic damaged renal cells protects against renal ischaemia-reperfusion injury. Nephrol Dial Transplant. 2011 Feb;26(2):469-78.
In collaboration with a group from Wuhan University in China, Medistem identified one of the key molecules associated in ischemic injury of kidneys. Through understanding the molecular basis of ischemic injury, Medistem hopes to develop novel means of augmenting efficacy of ERC therapy for these conditions.

55. Yin Z, Wang L, Xiang Y, Ruan Y, Li J, Wang X, **Ichim TE**, Chen S, Chen G. Resistance of neonatal porcine Sertoli cells to human xenoantibody and complement-mediated lysis is associated with low expression of alpha-Gal and high production of clusterin and CD59. Xenotransplantation. 2010 May-Jun;17(3):215-23. *ERC (the stem cell Medistem discovered) are known to express the molecule CD59. In this paper it was demonstrated that the same molecule is associated with protecting Sertoli cells from immune mediated death. These findings support a molecular basis for the ability of ERC to escape the immune system in a manner similar to Sertoli cells.*

56. Dasanu CA, Clark BA 3rd, Lahiri B, **Ichim TE,** Alexandrescu DT. Small cell lung cancer with paraneoplastic lipase production. South Med J. 2010 Aug;103(8):819-22.
This paper was a collaboration with an oncology group that described lung cancer cells from a patient producing the liver enzyme lipase. The ability of certain cancer cells to differentiate into cells of different tissues, in a manner similar to stem cells, is demonstrated in this case report.

57. Alexandrescu DT, **Ichim TE**, Riordan NH, Marincola FM, Di Nardo A, Kabigting FD, Dasanu CA. Immunotherapy for melanoma: current status and perspectives. J Immunother. 2010 Jul-Aug;33(6):570-90.
In collaboration with the NIH, Medistem overviewed the area of using immune system cells for treatment of cancer, particularly melanoma. The ability to generate immune cells, such as dendritic cells, from stem cells, has been used successfully by the company Dendreon to generate a commercially-available product called Provenge. Medistem overviewed the field to identify whether there are opportunities in the area of oncology for some of its technologies.

58. ***Ichim TE,** Harman RJ, Min WP, Minev B, Solano F, Rodriguez JP, Alexandrescu DT, De Necochea-Campion R, Hu X, Marleau AM, Riordan NH. Autologous stromal vascular fraction cells: a tool for facilitating tolerance in rheumatic disease. Cell Immunol. 2010;264(1):7-17.
This is a case report of a patient with drug-resistant rheumatoid arthritis that entered remission after treatment with the Medistem autologous fat stem cell approach. The rationale for why specific manipulations of fat tissue will yield immune regulatory cell populations, as well as means of clinically-implementing this patent-pending technology is provided.

59. Zheng X, Suzuki M, **Ichim TE,** Zhang X, Sun H, Zhu F, Shunnar A, Garcia B, Inman RD, Min W. Treatment of autoimmune arthritis using RNA interference-modulated dendritic cells. J Immunol. 2010 Jun 1;184(11):6457-64.
The Noble-Prize winning technology of gene-silencing was applied to stem cell-derived dendritic cells in order to reprogram the immune system to stop autoimmune rheumatoid arthritis.

60. **Ichim TE,** Solano F, Lara F, Rodriguez JP, Cristea O, Minev B, Ramos F, Woods EJ, Murphy MP, Alexandrescu DT, Patel AN, Riordan NH. Combination stem cell therapy for heart failure. Int Arch Med. 2010 Apr 14;3(1):5.
Endometrial Regenerative Cells (ERC) were administered intravenously in a patient with end-stage heart failure. The patient experienced an improvement in heart pumping activity (ejection fraction), as well as enhanced quality of life. The study was important for demonstration of human safety of ERC.

61. Mikirova NA, Jackson JA, Hunninghake R, Kenyon J, Chan KW, Swindlehurst CA, Minev B, Patel AN, Murphy MP, Smith L, Ramos F, **Ichim TE**, Riordan NH.Nutraceutical augmentation of circulating endothelial progenitor cells and hematopoietic stem cells in human subjects. J Transl Med. 2010 Apr 8;8:34.
A clinical trial was conducted in healthy volunteers administered a nutraceutical that was developed to stimulate the body's own stem cells to enter systemic circulation. Evidence was provided that an almost 2-fold increase in circulating stem cells was achieved. This provides a possible means of augmenting efficacy of stem cell therapy using a relatively non-invasive means.

62. Dasanu CA, Mesologites T, Homsi S, **Ichim TE,** Alexandrescu DT. Chronic lymphocytic leukemia presenting with cholecystitis-like symptoms and gallbladder wall invasion. South Med J. 2010 May;103(5):482-4.
CLL is a stem cell disorder associated with hyperproliferation of cells that generate lymphocytes. We discuss a patient that presented with symptomology of gallbladder pain, and elucidated the cause was CLL. The cellular biology of CLL and invasive characteristics that were causing the pain are described.

63. Suzuki M, Zheng X, Zhang X, Zhang ZX, **Ichim TE,** Sun H, Nakamura Y, Inagaki A, Beduhn M, Shunnar A, Garcia B, Min WP. A novel allergen-specific therapy for allergy using CD40-silenced dendritic cells. J Allergy Clin Immunol. 2010 Mar;125(3):737-43, 743.e1-743.e6.

Bone marrow stem cells were used to generate immune modulating dendritic cells. The dendritic cells were manipulated to reprogram the immune system to stop responding to allergens in a mouse model of allergy.

64. Mansilla E, Marin GH, Nuñez L, Drago H, Sturla F, Mertz C, Rivera L, **Ichim T**, Riordan N, Raimondi C. The lysosomotropic agent, hydroxychloroquine, delivered in a biodegradable nanoparticle system, overcomes drug resistance of B-chronic lymphocytic leukemia cells in vitro. Cancer Biother Radiopharm. 2010 Feb;25(1):97-103.
The FDA approved drug hydroxychloroquine was specifically formulated into nanoparticles that were targeted to leukemic cells using antibodies. It was demonstrated that this approach could reverse drug resistance in leukemic cells. In this paper we provide a possible treatment for drug resistance, a major cause of death in leukemia patients.

65. Drago H, Marín GH, Sturla F, Roque G, Mártire K, Díaz Aquino V, Lamonega R, Gardiner C, **Ichim T**, Riordan N, Raimondi JC, Bossi S, Samadikuchaksaraei A, van Leeuwen M, Tau JM, Núñez L, Larsen G, Spretz R, Mansilla E. The next generation of burns treatment: intelligent films and matrix, controlled enzymatic debridement, and adult stem cells. Transplant Proc. 2010 Jan-Feb;42(1):345-9.
This paper was a collaboration with the Argentinean Ministry of Health in which bone marrow stem cells were used to treat a pig model of burn wounds. These data provide a framework for testing of ERC in the treatment of burn wounds.

66. Suzuki M, Zheng X, Zhang X, Zhang Y, **Ichim TE**, Min W.Regulation of allergy with RNA interference. Crit Rev Immunol. 2009;29(6):443-68.
Modulation of the allergic immune response was achieved by administration of a specific nucleic acid that blocks genes associated with inflammation. This publication provides insight into mechanisms of how allergic responses occur. By understanding these mechanisms, new stem cell based therapeutic approaches may be take.

67. RNAi-mediated CD40-CD154 interruption promotes tolerance in autoimmune arthritis. Zheng X, Suzuki M, Zhang X, **Ichim TE**, Zhu F, Ling H, Shunnar A, Wang MH, Garcia B, Inman RD, Min WP. Arthritis Res Ther. 2010;12(1):R13.
In this study we found that by blocking a specific molecular interaction it was possible to inhibit the onset of rheumatoid arthritis in animal models. Mesenchymal stem cells, such as the ERC are capable of producing factors that block the same interaction.

68. Tullis RH, Duffin RP, **Ichim TE**, Joyce JA, Levin NW.Modeling hepatitis C virus therapies combining drugs and lectin affinity plasmapheresis. Blood Purif. 2010;29(2):210-5.
This publication was a collaboration with the company Aethlon Biomedical, in which it was demonstrated that viruses can be removed from blood using a dialysis-like device.

69. Mikirova NA, Jackson JA, Hunninghake R, Kenyon J, Chan KW, Swindlehurst CA, Minev B, Patel AN, Murphy MP, Smith L, Alexandrescu DT, **Ichim TE**, Riordan NH. Circulating endothelial progenitor cells: a new approach to anti-aging medicine? J Transl Med. 2009 Dec 15;7:106.

In this collaborative study, the importance of circulating stem cells to general health and longevity was described. Additionally, preliminary clinical data for nutraceutical-mediated modulation of endogenous stem cells was presented.

70. Dasanu CA, **Ichim TE,** Alexandrescu DT. Inherent and iatrogenic immune defects in hairy cell leukemia: revisited. Expert Opin Drug Saf. 2010 Jan;9(1):55-64.
Immune deficiencies in patients with hairy cell leukemia were explained in the context of blood making (hematopoietic) stem cells, as well as possible means of manipulating the immune system to increase therapeutic responses was presented.

71. **Ichim TE**, Alexandrescu DT, Solano F, Lara F, Campion Rde N, Paris E, Woods EJ, Murphy MP, Dasanu CA, Patel AN, Marleau AM, Leal A, Riordan NH. Mesenchymal stem cells as anti-inflammatories: implications for treatment of Duchenne muscular dystrophy. Cell Immunol. 2010;260(2):75-82.
This paper is a case report describing a patient with Duchenne Muscular Dystrophy who was treated with 2 cycles of ERC (the stem cell we discovered). The patient suffered no treatment associated adverse effects and gained improvement in muscle and respiratory function. Interestingly, the patient also experienced weight gain after the treatment.

72. Chan RC, Gutierrez B, **Ichim TE**, Lin F. Enhancement of DNA cancer vaccine efficacy by combination with anti-angiogenesis in regression of established subcutaneous B16 melanoma. Oncol Rep. 2009 Nov;22(5):1197-203.
This was a collaborative paper with the company Innovio in which a combined approach to cancer was performed. DNA vaccination was used together with inhibitors of angiogenesis. These data support the possible use of multifactorial immune and angiogenic approaches in the treatment of cancer.

73. Zheng X, Lian D, Wong A, Bygrave M, **Ichim TE,** Khoshniat M, Zhang X, Sun H, De Zordo T, Lacefield JC, Garcia B, Jevnikar AM, Min WP.. Novel small interfering RNA-containing solution protecting donor organs in heart transplantation. Circulation. 2009 Sep 22;120(12):1099-107, 1 p following 1107. Epub 2009 Sep 8.
A means of genetic manipulation, RNA interference, was used as part of an existing organ storage solution to significantly enhance survival of heart transplants in animal models.

74. Yin Z, Chen D, Hu F, Ruan Y, Li J, Wang L, Xiang Y, Xie L, Wang X, **Ichim TE,** Chen S, Chen G. Cotransplantation with xenogenetic neonatal porcine sertoli cells significantly prolongs islet allograft survival in nonimmunosuppressive rats. Transplantation. 2009 Aug 15;88(3):339-45.
In this paper treatment of diabetes was performed using pig cells in rats that were made diabetic by administration of a beta cell-toxin. While the pig cells were rejected when administered along, the co-administration with Sertoli cells led to greater islet survival. This work was inspired in part by experiments in which ERC promote survival of transplanted cells.

75. Alexandrescu DT, **Ichim TE,** Kabigting F, Dasanu CA. Acute gout during treatment with paclitaxel for metastatic melanoma. Rheumatology (Oxford). 2009 Jul;48(7):862-3. Epub 2009 May 20.

Molecular mechanisms for formation of gout in patients taking the chemotherapeutic drug paclitaxel are elucidated.

76. Feng B, Chen G, Zheng X, Sun H, Zhang X, Zhang ZX, Xiang Y, **Ichim TE**, Garcia B, Luke P, Jevnikar AM, Min WP. Small interfering RNA targeting RelB protects against renal ischemia-reperfusion injury. Transplantation. 2009 May 15;87(9):1283-9.
In this paper RNA interference was used to block expression of a protein called RelB. This resulted in protection of kidneys against ischemic injury. These data suggest it may be possible to use ERC to transfer RNA interference-inducing molecules into injured tissue.

77. Wang H, Ge W, Arp J, Zassoko R, Liu W, **Ichim TE**, Jiang J, Jevnikar AM, Garcia B. Free bone graft attenuates acute rejection and in combination with cyclosporin a leads to indefinite cardiac allograft survival. J Immunol. 2009 May 15;182(10):5970-81.
Demonstration of the role of mesenchymal stem cells in enhancing survival of transplanted hearts was made. It was demonstrated that mesenchymal stem cells led to generation of T regulatory cells, which is one of the verifications of Medistem's intellectual property surrounding the ToleroStem product.

78. **Non-expanded adipose stromal vascular fraction cell therapy for multiple sclerosis. Riordan NH, **Ichim TE,** Min WP, Wang H, Solano F, Lara F, Alfaro M, Rodriguez JP, Harman RJ, Patel AN, Murphy MP, Lee RR, Minev B. J Transl Med. 2009 Apr 24;7:29.
In this paper 3 patients with multiple sclerosis are described that underwent a profound remission after being administered fat stem cells isolated according to Medistem's intellectual property. The paper supports the concept that fat stem cells co-purify with T regulatory cells, which as deficient in autoimmune conditions such as rheumatoid arthritis, type 1 diabetes, and multiple sclerosis. ***Thomas Ichim was issued US patent #8,241,621 for this discovery.***

79. Xia X, Zhang X, Huang X, **Ichim TE**, Li M, Luke P, Min W. Anti-CD(45)RB monoclonal antibody induces immunologic toleration by suppressing dendritic cells. Transpl Immunol. 2009 Jul;21(3):136-9. Epub 2009 Apr 21.
Identification that a biological therapeutic that prevents transplant rejection works in part via modulation of bone marrow stem cell derived dendritic cells. This finding gives us information on how to use different molecules and cells to modulate the immune system.

80. Suzuki M, Zheng X, Zhang X, **Ichim TE**, Beduhn ME, Min W.Oligonucleotide based-strategies for allergy with special reference to siRNA. Expert Opin Biol Ther. 2009 Apr;9(4):441-50.
A new method of altering the immune system so as to stop allergic reactions but to maintain other aspects of immunity is described.

81. Chen S, Wei Q, Li J, Xiang Y, Guo H, **Ichim TE**, Chen S, Chen G. A simple and reliable method to blood type monkeys using serum samples. Transpl Int. 2009 Oct;22(10):999-1004. Epub 2009 Mar 9.
Medistem advised researchers at the Wuhan Medical University on specifics of developing a new blood test for measuring antibodies in monkey samples.

82. Zhong Z, Patel AN, **Ichim TE**, Riordan NH, Wang H, Min WP, Woods EJ, Reid M, Mansilla E, Marin GH, Drago H, Murphy MP, Minev B.Feasibility investigation of allogeneic endometrial regenerative cells. J Transl Med. 2009 Feb 20;7:15.
This is the first peer-review publication describing administration of Medistem's ERC stem cell in humans. Four patients with multiple sclerosis were administered ERC intravenously or intrathecally on numerous occasions. No sensitization, adverse effects, or serious adverse effects were observed. Although this was a safety and feasibility study, there were reports of improvements in the patients treated.

83. Han X, Meng X, Yin Z, Rogers A, Zhong J, Rillema P, Jackson JA, **Ichim TE**, Minev B, Carrier E, Patel AN, Murphy MP, Min WP, Riordan NH. Inhibition of intracranial glioma growth by endometrial regenerative cells. Cell Cycle. 2009 Feb 15;8(4):606-10.
Historically there has always been a concern that various stem cells may promote cancer. In this set of experiments, Medistem demonstrated that administration of ERC into animals with brain tumor (glioma) actually resulted in the inhibition of glioma. This has implications in that the ERC may be used not only directly for tumor therapy, but also as a "vector" for gene delivery to tumors.

84. Suzuki M, Zheng X, Zhang X, **Ichim TE**, Sun H, Kubo N, Beduhn M, Shunnar A, Garcia B, Min WP. Inhibition of allergic responses by CD40 gene silencing. Allergy. 2009 Mar;64(3):387-97.
In this paper we identified that the CD40 gene is involved in stimulation of allergic immune responses. By blocking expression of this gene we were able to prophylactically inhibit onset of allergy in animal models.

85. Zheng X, Vladau C, Zhang X, Suzuki M, **Ichim TE**, Zhang ZX, Li M, Carrier E, Garcia B, Jevnikar AM, Min WP. A novel in vivo siRNA delivery system specifically targeting dendritic cells and silencing CD40 genes for immunomodulation. Blood. 2009 Mar 19;113(12):2646-54. Epub 2009 Jan 22.
One of the problems with delivering siRNA is that there are no good ways to deliver it. We sought to perform cell-specific delivery by designing novel nanoparticles that express antibodies on them to allow physical binding of the nanoparticles to the target cell, which in this case was the dendritic cell. This technology has numerous applications in terms of modulating stem cells and derivatives of stem cells in vivo.

86. Mikirova NA, **Ichim TE**, Riordan NH. Anti-angiogenic effect of high doses of ascorbic acid. J Transl Med. 2008 Sep 12;6:50.
Medistem collaborated with the Riordan Clinic in this publication, where it was demonstrated that certain concentrations of ascorbic acid are capable of inhibiting cancer by blocking its blood supply.

87. Dougherty CJ, **Ichim TE,** Liu L, Reznik G, Min WP, Ghochikyan A, Agadjanyan MG, Reznik BN. Selective apoptosis of breast cancer cells by siRNA targeting of BORIS. Biochem Biophys Res Commun. 2008 May 23;370(1):109-12
The epigenetic-acting transcription factor BORIS was demonstrated to be essential for survival of cancer cells in that gene silencing of the gene using siRNA resulted in death of cancer but not

control cells. ***US patent # 8,263,571was issued to Thomas Ichim, Chris Dougherty, and Boris Reznik for this work.***

88. Mkrtichyan M, Ghochikyan A, Loukinov D, Davtyan H, **Ichim TE**, Cribbs DH, Lobanenkov VV, Agadjanyan MG. DNA, but not protein vaccine based on mutated BORIS antigen significantly inhibits tumor growth and prolongs the survival of mice. Gene Ther. 2008 Jan;15(1):61-4
We optimized vaccine preparation using a transcription factor, BORIS, as an immunizing agent to induce antibody and cell mediated responses against tumors.

89. Zheng X, Zhang X, Feng B, Sun H, Suzuki M, **Ichim T**, Kubo N, Wong A, Min LR, Budohn ME, Garcia B, Jevnikar AM, Min WP. Gene silencing of complement C5a receptor using siRNA for preventing ischemia/reperfusion injury. Am J Pathol. 2008 Oct;173(4):973-80. Epub 2008 Sep 4.
One of the major causes of transplant rejection is ischemia that occurs during transportation of the organ. It is known that ischemic injury activates innate immune cells, which in turn activate adaptive immunity and cause rejection. In the current study we demonstrated that the C5a receptor is a key component of transplant rejection. We also showed that by inhibiting this molecule we can prevent graft injury caused by ischemia.

90. Murphy MP, Wang H, Patel AN, Kambhampati S, Angle N, Chan K, Marleau AM, Pyszniak A, Carrier E, **Ichim TE**, Riordan NH. Allogeneic endometrial regenerative cells: an "Off the shelf solution" for critical limb ischemia? J Transl Med. 2008 Aug 19;6:45.
This paper provides the rationale and preliminary data that was used to support the Medistem IND. The paper was a collaboration between University of Utah, Indiana University, University of California San Diego, and University of Western Ontario. The paper makes the case that ERC are superior to other cell-based therapies that have previously been used in critical limb ischemia.

91. **Ichim TE**, Zhong Z, Kaushal S, Zheng X, Ren X, Hao X, Joyce JA, Hanley HH, Riordan NH, Koropatnick J, Bogin V, Minev BR, Min WP, Tullis RH. Exosomes as a tumor immune escape mechanism: possible therapeutic implications. J Transl Med. 2008 Jul 22;6:37.
This publication was a collaboration with Aethlon Biomedical in which the adaptation of Aethlon's Hemopurifier anti-viral dialysis device was made to allow for removal of immune inhibitory exosomes in cancer patients. The technology described is useful in stem cell cancers such as leukemias.

92. Leal A, **Ichim TE,** Marleau AM, Lara F, Kaushal S, Riordan NH. Immune effects of mesenchymal stem cells: implications for Charcot-Marie-Tooth disease. Cell Immunol. 2008 May-Jun;253(1-2):11-5. Epub 2008 Jul 15.
The use of mesenchymal stem cells, especially ERC is proposed for the treatment of muscular diseases such as Charco-Marie-Tooth. The findings from this paper made Medistem interested in the eventual treatment of Duchenne Muscular Dystrophy using ERC.

93. Zhu M, Zhang W, Liu F, Wang L, Liu B, Chen D, Zhu XH, Zhang WJ, **Ichim TE**, Chen ZS, Zhou P, Chen S, Chen G. Resistance to anti-xenogeneic response by combining alpha-Gal silencing with HO-1 upregulation. Transpl Immunol. 2008 Jul;19(3-4):202-8. Epub 2008 Jul 1.
In this publication Medistem collaborated with the Wuhan Medical University to demonstrate that modulation of specific genes will lead to acceptance of organ grafts across species. This knowledge is very important when developing universal donor stem cell therapies such as the ERC.

94. **Ichim TE**, Solano F, Brenes R, Glenn E, Chang J, Chan K, Riordan NH. Placental mesenchymal and cord blood stem cell therapy for dilated cardiomyopathy. Reprod Biomed Online. 2008 Jun;16(6):898-905.
The treatment rationale and case report of a patient with dilated cardiomyopathy that was successfully treated with a combination of universal donor stem cells is described.

95. Suzuki M, Zheng X, Zhang X, Li M, Vladau C, **Ichim TE**, Sun H, Min LR, Garcia B, Min WP. Novel vaccination for allergy through gene silencing of CD40 using small interfering RNA. J Immunol. 2008 Jun 15;180(12):8461-9.
Creation of antigen-specific non-responsiveness in animal models of allergic disease was accomplished by administration of short interfering RNA.

96. Zhang X, Li M, Lian D, Zheng X, Zhang ZX, **Ichim TE**, Xia X, Huang X, Vladau C, Suzuki M, Garcia B, Jevnikar AM, Min WP. Generation of therapeutic dendritic cells and regulatory T cells for preventing allogeneic cardiac graft rejection. Clin Immunol. 2008 Jun;127(3):313-21. Epub 2008 Mar 20.
We demonstrated that manipulation of stem cell derived dendritic cells and T regulatory cells was performed in order to enhance survival of transplanted hearts in animal models.

97. **Ichim TE**, Zheng X, Suzuki M, Kubo N, Zhang X, Min LR, Beduhn ME, Riordan NH, Inman RD, Min WP. Antigen-specific therapy of rheumatoid arthritis. Expert Opin Biol Ther. 2008 Feb;8(2):191-9.
This paper describes the different proteins that the immune system attacks in autoimmune arthritis. The paper overviews methods that have been previously used to inhibit arthritis, and also provides rationale for novel combinations of immunotherapy and stem cell based approaches.

98. Mamikonyan G, Kiyatkin A, Movsesyan N, Mkrtichyan M, Ghochikyan A, Petrushina I, Hwang J, **Ichim TE**, Keledjian H, Agadjanyan MG. Detection of the active components of calf thymus nuclear proteins (TNP), histones that are binding with high affinity to HIV-1 envelope proteins and CD4 molecules. Curr HIV Res. 2008 Jun;6(4):318-26.
Mechanisms of an anti-HIV drug were elucidated by collaboration with the Institute for Molecular Medicine. Thymic derived proteins appeared to act by direct binding to HIV.

99. **Meng X, **Ichim TE,** Zhong J, Rogers A, Yin Z, Jackson J, Wang H, Ge W, Bogin V, Chan KW, Thébaud B, Riordan NH. Endometrial regenerative cells: a novel stem cell population. J Transl Med. 2007 Nov 15;5:57.

This paper announced the discovery of the ERC a new type of stem cell. Evidence of unique characteristics of ERC in comparison to other stem cell types, including, rapid proliferation, protein expression and markedly higher secretion of growth factors was demonstrated. The paper won the "Publication of the Year" Award from BioMed Central, publisher of over 200 academic journals.

100. ****Ichim TE,** Solano F, Glenn E, Morales F, Smith L, Zabrecky G, Riordan NH. Stem cell therapy for autism. J Transl Med. 2007 Jun 27;5:30.
Here we provide rationale for the use of stem cells in the treatment of GI conditions associated with autism. Currently clinical trials are ongoing using this approach for which patents were filed by Thomas Ichim and Medistem.

101. *Zhong Z, Dong Z, Lu Q, Li Y, Lv C, Zhu X, Zhao X, Zhang X, Morales F, **Ichim TE**. Successful penile replantation with adjuvant hyperbaric oxygen treatment. Urology. 2007 May;69(5):983.e3-5.
In this publication Medistem together with the Changsha Medical University describe the successful replantation of an excised penis through the combination of surgery and regenerative techniques.

102. Ghochikyan A, Mkrtichyan M, Loukinov D, Mamikonyan G, Pack SD, Movsesyan N, **Ichim TE**, Cribbs DH, Lobanenkov VV, Agadjanyan MG. Elicitation of T cell responses to histologically unrelated tumors by immunization with the novel cancer-testis antigen, brother of the regulator of imprinted sites. J Immunol. 2007 Jan 1;178(1):566-73.
We demonstrated that immunizing against a transcription factor, BORIS, found on all major tumors could stop progression of cancer in melanoma, glioma, and leukemia.

103. Kanai N, Min WP, **Ichim TE**, Wang H, Zhong R. Th1/Th2 xenogenic antibody responses are associated with recipient dendritic cells. Microsurgery. 2007;27(4):234-9.
This publication reported novel antibody based means of altering a cell of the immune system in order to promote survival of transplanted hearts.

104. Riordan NH, Chan K, Marleau AM, **Ichim TE**. Cord blood in regenerative medicine: do we need immune suppression? J Transl Med. 2007 Jan 30;5:8.
In this publication we provide the rationale for we under certain conditions cord blood transplants may be performed in absence of myeloablation or immune suppression.

105. Marleau AM, Lipton JH, Riordan NH, **Ichim TE.** Therapeutic use of Aldara in chronic myeloid leukemia. J Transl Med. 2007 Jan 25;5:4.
This publication proposes a new use for the dermatological drug Aldara in the treatment of chronic myeloid leukemia, a disease caused by oncogenic transformation of blood making stem cells.

106. Loukinov D, Ghochikyan A, Mkrtichyan M, **Ichim TE**, Lobanenkov VV, Cribbs DH, Agadjanyan MG. Antitumor efficacy of DNA vaccination to the epigenetically acting tumor promoting transcription factor BORIS and CD80 molecular adjuvant. J Cell Biochem. 2006 Aug 1;98(5):1037-43.

Demonstration of the ability of the immune system to kill tumors by targeting it to the tumor-specific molecule BORIS was performed. Successful treatment of mouse breast cancer was achieved.

107. Zhong Z, Kusznieruk KP, Popov IA, Riordan NH, Izadi H, Yijian L, Sher S, Szczurko OM, Agadjanyan MG, Tullis RH, Harandi A, Reznik BN, Mamikonyan GV, **Ichim TE.** Induction of antitumor immunity through xenoplacental immunization. J Transl Med. 2006 May 25;4:22.
Medistem collaborated with Medvax on publication of research findings demonstrating that immunization with placental tissues can lead to protection against melanoma.

108. Popov I, Li M, Zheng X, San H, Zhang X, **Ichim TE**, Suzuki M, Feng B, Vladau C, Zhong R, Garcia B, Strejan G, Inman RD, Min WP. Preventing autoimmune arthritis using antigen-specific immature dendritic cells: a novel tolerogenic vaccine. Arthritis Res Ther. 2006;8(5):R141.
Here we generated a vaccine that instead of specifically stimulating the immune system is used to specifically inhibit the immune response that is occurring in a mouse model of arthritis.

109. **Ichim TE,** Popov IA, Riordan NH, Izadi H, Zhong Z, Yijian L, Sher S, Oleinik EK. A novel method of modifying immune responses by vaccination with lipiodol-siRNA mixtures. J Transl Med. 2006 Jan 3;4:2.
A method of modulating the immune system through delivering of siRNA using an agent that is FDA approved was disclosed. This delivery technique is useful in treatment of liver cancer patients.

110. Abusamra AJ, Zhong Z, Zheng X, Li M, **Ichim TE**, Chin JL, Min WP. Tumor exosomes expressing Fas ligand mediate CD8+ T-cell apoptosis. Blood Cells Mol Dis. 2005 Sep-Oct;35(2):169-73.
The first demonstration that prostate cancer patients kill T cells through expression of nanoparticles termed exosomes. ***Thomas Ichim and Richard Tullis were subsequently issued a US patent for removing exosomes from circulation of cancer patients (#8,288,172).***

111. Li M, Qian H, **Ichim TE**, Ge WW, Popov IA, Rycerz K, Neu J, White D, Zhong R, Min WP.
Induction of RNA interference in dendritic cells. Immunol Res. 2004;30(2):215-30
We describe the use of "gene-silencing" in dendritic cells, the gatekeeper of the immune system. We also provide some of our experimental results in manipulation dendritic cells as a means of altering the immune response in cancer, transplant rejection, and tissue injury.

112. **Ichim TE,** Li M, Qian H, Popov IA, Rycerz K, Zheng X, White D, Zhong R, Min WP. RNA interference: a potent tool for gene-specific therapeutics.Am J Transplant. 2004 Aug;4(8):1227-36
At the time we published this, there were no groups working on using gene silencing as a method of "tricking" the immune system to selectively ignore certain proteins, a process called "tolerance". We described the therapeutic use of siRNA gene silencing in the area of organ transplantation.

113. Wang H, Hosiawa KA, Min W, Yang J, Zhang X, Garcia B, **Ichim TE**, Zhou D, Lian D, Kelvin DJ, Zhong R. Cytokines regulate the pattern of rejection and susceptibility to cyclosporine therapy in different mouse recipient strains after cardiac allografting. J Immunol. 2003 Oct 1;171(7):3823-36.
The molecular mechanisms associated with organ transplant survival versus rejection were elucidated in two different animal models of cardiac transplantation. Specifically, it was demonstrated

114. ***Ichim TE**, Zhong R, Min WP. Prevention of allograft rejection by in vitro generated tolerogenic dendritic cells. Transpl Immunol. 2003 Jul-Sep;11(3-4):295-306.
Having previously identified that immature dendritic cells are associated with prolongation of organ graft survival, we in vitro generated immature dendritic cells and administered them as a cell therapy to delay transplant rejection.

115. Yang J, Bernier SM, **Ichim TE,** Li M, Xia X, Zhou D, Huang X, Strejan GH, White DJ, Zhong R, Min WP. LF15-0195 generates tolerogenic dendritic cells by suppression of NF-kappaB signaling through inhibition of IKK activity. J Leukoc Biol. 2003 Sep;74(3):438-47.
We identified that the antirejection drug LF-15-0195 works through inhibiting the molecular pathway of IKK.

116. **Hill JA, **Ichim TE (shared first authorship)**, Kusznieruk KP, Li M, Huang X, Yan X, Zhong R, Cairns E, Bell DA, Min WP. Immune modulation by silencing IL-12 production in dendritic cells using small interfering RNA. J Immunol. 2003 Jul 15;171(2):691-6.
We developed a new way of altering the immune response, this finding was the basis for the majority of researchers who are now using RNA interference in the field of immune modulation.

117. Min WP, Zhou D, **Ichim TE**, Xia X, Zhang X, Yang J, Huang X, Garcia B, Dutartre P, Jevnikar AM, Strejan GH, Zhong R. Synergistic tolerance induced by LF15-0195 and anti-CD45RB monoclonal antibody through suppressive dendritic cells. Transplantation. 2003 Apr 27;75(8):1160-5.
We identified a method of increasing survival of transplanted organs by combining two drugs that modulate the immune system.

118. *Min WP, Zhou D, **Ichim TE**, Strejan GH, Xia X, Yang J, Huang X, Garcia B, White D, Dutartre P, Jevnikar AM, Zhong R. Inhibitory feedback loop between tolerogenic dendritic cells and regulatory T cells in transplant tolerance. J Immunol. 2003 Feb 1;170(3):1304-12.
We were the first to identify that when the immune system is "tricked" into accepting a foreign organ, there is an active feedback loop that continually prevents the immune system from rejecting the organ.

119. Khandaker MH, Kadhim SA, **Ichim TE**, Howson-Jan K, Chin J, Singhal SK. Prevention of bladder tumor formation in mice by a novel bone marrow-derived factor, reptimed. Anticancer Res. 2000 Jan-Feb;20(1A):183-9.
Animal data demonstrating that a stem cell derived small molecule was capable of inhibiting cancer in a model of bladder cancer. We used this data for the company MarrowTech Pharma in order to obtain Canadian approval for clinical trials.

PATENTS AND PATENT APPLICATIONS
For full list of patents (440 published and issued) search "Ichim" under inventor
http://appft.uspto.gov/netahtml/PTO/search-bool.html

1. **Ichim TE.** Canadian Issued Patent # 2192602, Induction of Cell Differentiation, Apoptosis, and Necrosis of Cells Such as Leukemia Using Ozone and Synergies with Known Cell Differentiation Drugs. Filed December 11th, 1996. **Assigned to OncoMune LLC**.
Covers the use of ozone therapy for treatment of leukemia. Ozone therapy is currently used in the practice of alternative medicine.

2. Zhong Z and **Ichim TE.** Canadian Issued Patent # 2315249, Biological Properties of DU-145 Supernatant. Filed July 21, 2000. **Assigned to OncoMune LLC**.
Discovery that proteins made by the prostate cancer cell line DU-145 stimulates lymphocyte proliferation.

3. **Ichim TE.** Canadian Patent Application #2377442, and subsequent PCT and national filings. Increasing Tumor Oxygen Content by Administration of Stressed Cells. Filed. March 20, 2002. **Assigned to Lawson Health Research Institute.**
Discovery that administration of ozone therapy can be used to sensitize tumors to radiation and chemotherapy.

4. Min WP, **Ichim TE**, Hill J. Canadian Patent Application, # 2388441. Immune Modulation Using RNA Interference. Filed June 10th, 2002. **Assigned to Lawson Health Research Institute.**
First use of RNA interference for the manipulation of the immune system.

5. Min WP, **Ichim TE**, Hill J. Canadian Patent Application, # 2488774, and subsequent PCT and National Filings. Immune Modulation Using Altered Dendritic Cells. Filed June 10th, 2003. **Assigned to London Health Sciences Centre.**
Demonstration that RNA interference can be used to reprogram a key immunological cell in the body, the dendritic cell. Currently dendritic cells are approved by the FDA for treatment of prostate cancer. This technology can enhance ability of dendritic cells to stimulate anticancer immune responses.

6. Min WP, Ichim TE. Canadian Patent Application #2453198, Quantification and Generation of Immune Suppressive Exosomes. Filed January 7th, 2004. **Assigned to ToleroTech Inc**.
Invented methods of detecting exosomes using the ELISA technique. These methods are now implemented as research reagents.

7. **Ichim TE**. United States Provisional Application # 60/699,579, PCT WO2007011693 and subsequent national filings, Compositions of placentally-derived stem cells for the treatment of cancer. Filed July 14th, 2005. **Assigned to Medistem.**
Discovery that placenta proteins can be used in the treatment of cancer in a non-toxic manner.

8. **Ichim TE.** US Provisional 60/788,675 PCT WO2007070623 and non-provisional filing. Transcatheter Immunoembolization. Filed Dec. 14, 2005 **Assigned to Medistem Inc**
A novel method of treating liver cancer by using a common surgical procedures as a means of immunizing against existing tumors.

9. **Ichim TE, Tullis RH.** US Provisional 60/783,567, and subsequent PCT WO2007103572 and National Filings. Extracorporeal Removal of Microvesicular Particles, Filed March 9, 2006 **Assigned to London Health Research Institute; Purchased by Aethlon Medical.**
Use of dialysis machines to remove immune suppressive particles from cancer patients. This patent is currently in clinical development by Aethlon Medical.

10. **Ichim TE.** US Provisional Application 60/745,750, and subsequent PCT WO2007149548 and National Filings. Treatment of Erectile Dysfunction With Stem Cell Therapy. Filed June 22, 2006. **Assigned to Medistem. Purchased by Creative Medical LLC**
The first use of stem cells to treat erectile dysfunction. Currently this patent is being clinically implemented by Creative Medical.

11. **Ichim TE.** US Provisional 60/768,332, and PCT WO2007136673 and national filings thereof. Treatment of Disc Degenerative Disease and Compositions for Same. Filed May 19th, 2006. **Assigned to Medistem. Purchased by Creative Medical LLC**
Demonstration that stem cells can be used to treat lower back pain through stimulation of new blood vessels surrounding the disc.

12. **Ichim TE.** US Provisional 60/780,143, and PCT and national filings thereof. Treatment of Valvular Dysfunction by Stem Cell Therapy. Filed Aug. 23, 2006 **Assigned to Medistem Inc**
The unexpected finding that administration of stem cells stimulates healing of cardiac blood vessels in patients with heart valve abnormalities.

13. **Ichim TE**, Riordan NH. US Provisional 60/826,509 and PCT WO2008036374 and national filings thereof. Allogeneic Stem Cell Transplants in Non-conditioned Recipients Filed Sept 21, 2006. **Assigned to Medistem Inc**.
Paradigm-shifting patent covering the use of cord blood without immune suppression. This approach is now in clinical trials.

14. **Ichim TE.** US Provisional 60/870572 and PCT and national filings thereof. Stem Cell Mediated Treg Activation/Expansion for Therapeutic Immune Modulation. Filed December 18, 2006. **Assigned to Medistem Inc**.
Discovery that fat tissue contains therapeutic cells that modulate the immune system for treatment of conditions such as multiple sclerosis. This patent is currently being practiced in the USA by several doctors.

15. **Ichim TE**, Reznik BN. US Provisional # 60/894958. In Vivo Sensitization to BORIS Vaccination. Filed March 15, 2007. **Assigned to Vendevia LLC.**
New methods of inducing immune response against a protein that appears to be found on all cancer cells but not on healthy cells with the exception of testis.

16. Riordan NH and **Ichim TE.** US Provisional 60/910,605 and PCT and national filings thereof. Stem Cell Therapy for the Treatment of Autism and Other Disorders. Filed April 6, 2007. **Assigned to Medistem Inc**.
Discovery that stem cells appear to be useful in the treatment of specific types of autism. Currently there are 2 clinical trials ongoing for use of stem cells in autism.

17. Riordan NH, Salazar F, and **Ichim TE**. US Provisional 60/913,531 and PCT and national filings thereof. Combination Treatment of Cardiovascular Disease. Filed April 23, 2007. **Assigned to Medistem Inc**. **Sold to Creative Medical.**
Discovery that antioxidants can be used to enhance activity of stem cells in patients with cardiovascular disease.

18. Riordan NH and **Ichim TE.** US Provisional 60/913,533 and PCT and national filings thereof. Treatment of Insulin Resistance and Diabetes. Filed April 23, 2007. **Assigned to Medistem Inc**. **Sold to Creative Medical.**
Discovery that injection of specific stem cells inside the muscle can reduce insulin resistance in patients with type 2 diabetes.

19. **Ichim TE**, Meng X, Riordan NH. US Provisional 60/940,364 and PCT and national filings thereof. Endometrial Derived Reparative/Regenerative Cells. Filed May 25, 2007. **Assigned to Medistem Inc.**
Identification of a new type of stem cell, which is the key product of Medistem, which is currently in clinical trials and has FDA clearance.
20. **Ichim TE**, Reznik BN. US Provisional # 60/912348. Methods and Compositions for Cancer Vaccination. Filed April 17, 2007. **Assigned to Vendevia LLC.**
New methods of stimulating the immune response to destroy cells expressing the cancer-specific transcription factor BORIS.

21. Reznik BN, Dougherty C, **Ichim TE.** PCT/US08/72829 Gene Silencing of the Brother of the Regulator of Imprinted Sites (BORIS). Priority Date August 11, 2007. **Assigned to Vendevia LLC**
Use of RNA interference to block expression of the cancer specific transcription factor BORIS. This technique was demonstrated to kill tumor cells selectively in vitro.

22. Reznik BN, Dougherty C, **Ichim TE.** US Provisional #60/970597. Assays for Development of BORIS Mutants Suitable for Vaccine Development and Small Molecular Inhibitors of Wild-Type BORIS. Priority Sept 8, 2007. **Assigned to Vendevia LLC.**
Invention of an in vitro screening assay for identifying small molecule inhibitors of the BORIS transcription factor.

23. Ichim TE, Reznik BN, Dougherty C. US Provisional #60/986623. Targeting of Tumor Stem Cells Through Selective Silencing of BORIS Expression. Filed November 9, 2007. **Assigned to Vendevia LLC**.
The discovery that BORIS protein is expressed on cancer stem cells.

24. **Ichim TE**, Meng X, Riordan NH. US Provisional #60/987,880 and PCT and national filings thereof. Menstrual Blood Cellular Populations, Isolation, and Uses Thereof. Filed November 14th, 2007. **Assigned to Medistem Inc.**
Further characterization of the newly discovered Endometrial Regenerative Cell, the new stem cell that Medistem discovered.

25. **Ichim TE** and Riordan NH. US Provisional #61/055,106. Stem Cell Therapy for Blood Vessel Degeneration. Filed May 21, 2008. **Assigned to Medistem Inc.**
The discovery that stem cells are capable of treating aneurysms. Subsequent to our patent application, which was based on human data, two independent groups published in the peer reviewed literature the same finding.

26**. Ichim TE** and Tullis RH. US Patent #8,288,172 , Extracorporeal removal of microvesicular particles. Issued October 16, 2012. **Assigned to Aethlon Medical.**
This patent covers the use of Aethlon's HemoPurifier to augment immune response in cancer patients.

27. Reznik BN, Dougherty CJ, **Ichim TE**. US Patent # 8,263,571, Gene silencing of the brother of the regulator of imprinted sites (BORIS). Issued September 11, 2012. **Assigned to Vendevia Group.**
This issued patent covers the use of RNA interference as a cancer therapeutic by blocking expression of the epigenetic acting transcription factor BORIS.

28. **Ichim TE**. US Patent #8,241,621, Stem cell mediated treg activation/expansion for therapeutic immune modulation. Issued August 14, 2012. **Assigned to Medistem.**
This issued patent covers the use of fat stem cells for treatment of autoimmune conditions such as multiple sclerosis, type 1 diabetes, and rheumatoid arthritis.

29. **Ichim TE** and Riordan NH. US Patent Application # 20100247495, Treatment of Muscular Dystrophy. Assigned to Medistem Inc. Filed March 23, 2010.
30. Riordan NH and **Ichim TE**. Patent Application #20110104100. Composition and Methods of Stem Cell Therapy for Autism. Filed Oct 3, 2008. **Assigned to Medistem Inc.**
Treatment of autism using pharmaceuticals that mobilize stem cells, as well as combinations of mobilizing agents using other adult stem cells.

31. Miller L, Koh L, **Ichim TE**. Patent Application #20110091434. Augmentation of Cell Therapy Efficacy Including Treatment with Alpha 1-2 Fucosyltransferase. Filed June 9, 2009. **Assigned to America Stem Cell Inc.**
This patent covers a method of enhancing activity of stem cells by in vitro treatment with a non-toxic enzyme.

32. **Ichim TE**, Patel AN, Bogin V. Provisional Patent #61/566460 Retrograde Delivery of Cells and Nucleic Acids for Treatment of Cardiovascular Diseases. File Dec 2, 2011. **Assigned to Medistem**

This patent covers a novel, minimally-invasive catheter-based delivery technique for treatment of patients with heart failure. This technique is currently being used in one clinical trial run by Medistem.

33. **Ichim TE**, Bogin V. Provisional Patent #61/618974. Endometrial Regenerative Cells for Treatment of Traumatic Brain Injury" Filed May 6, 2012. **Assigned to Medistem**
The invention is that stem cells, especially ERC, are useful for the treatment of patients who have had brain injury.

34. **Ichim TE**, Patel AN, Bogin V. Provisional Patent #61/592636. Therapeutic Immune Modulation by Stem Cell Secreted Exosomes. Filed January 21, 2012. **Assigned to Medistem**
This patent covers the use of nanoparticles called exosomes for altering the immune system in patients with autoimmune conditions such as type 1 diabetes and multiple sclerosis.

35. Zhang Wei and **Ichim TE**. Provisional Patent # 61/718173. Autologous Immunotherapeutics for Neoplasia. Filed October 24th, 2012. **Assigned to Shanghai CureCell**.
This invention uses blood from cancer patients as a source of "DC-CIK" in order to induce regression of tumors. This patent covers techniques currently used in China for treatment of cancer.

36. **Ichim TE** and Mizer CJ. Provisional Patent # 61/670,791. Stimulation of hematopoiesis by autologous stromal vascular cells. Filed September 12, 2012. **Assigned to Regen BioPharma Inc.**
This invention uses fat tissue as a source of endothelial cells for stimulation of blood making cells. FDA approval to begin clinical trials is currently in preparation.

37. **Ichim TE** and Mizer CJ. Provisional Patent #61/648,898. Stimulation of hematopoiesis using placental derived endothelial progenitor cells. Filed July 2012. **Assigned to Regen BioPharma Inc**.
This patent cover the use of placentally derived endothelial progenitor cells for treatment of disorders of blood making stem cells. One advantage of this patent is that cells do not need to be expanded before use.